UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.___)*

Performance Sports Group Ltd.
(Name of Issuer)

Common Shares, no par value
(Title Class of Securities)

71377G100
(CUSIP Number)

Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377G100

Page 1 of

1

NAME OF REPORTING PERSON: Sagard Capital Partners, L.P.

I.R.S. Identification No. of Above Person (Entities Only):  20-3332164

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ITEMS 2(D) OR 2(E)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 4,207,073
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 4,207,073

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,207,073

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES      [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.2%

14

TYPE OF REPORTING PERSON:

PN

CUSIP No. 71377G100

Page 2 of

1

NAME OF REPORTING PERSON: Sagard Capital Partners GP, Inc.

I.R.S. Identification No. of Above Person (Entities Only):  20-3331555

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ITEMS 2(D) OR 2(E)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 4,207,073
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 4,207,073

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,207,073

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES      [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.2%

14

TYPE OF REPORTING PERSON:

CO

CUSIP No. 71377G100

Page 3 of

1

NAME OF REPORTING PERSON: Sagard Capital Partners Management Corp.

I.R.S. Identification No. of Above Person (Entities Only):  20-2402055

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ITEMS 2(D) OR 2(E)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 4,207,073
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 4,207,073

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,207,073

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES      [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.2%

14

TYPE OF REPORTING PERSON:

CO

Item 1.

Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Common Shares, no par value per share (the “Shares”) of Performance Sports Group, Ltd., a Canadian corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 100 Domain Drive, Exeter, New Hampshire, 03833.

Item 2.

Identity and Background.

(a) – (c) and (f).

The persons filing this Schedule 13D are Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corp., a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”).

Sagard is the direct owner of the securities of the Issuer reported herein as beneficially owned by each of the Reporting Persons.  Sagard is principally engaged in the business of investing in securities.  GP is the general partner of Sagard.  Manager is the investment manager of Sagard.

For each of the Reporting Persons, the principal business address, which also serves as the principal office, is 325 Greenwich Avenue, Greenwich CT  06830.

As a result of direct and indirect securities holdings, Power Corporation of Canada (“PCC”) and The Desmarais Family Residuary Trust (the “Trust”), which was created on October 8, 2013 under the Last Will and Testament of Paul G. Desmarais, the executors and trustees of which being Jacqueline Desmarais, Paul Desmarais Jr., André Desmarais, Michel Plessis-Bélair and Guy Fortin, may be deemed to control the Reporting Persons.  Jacqueline Desmarais, Paul Desmarais Jr. and André Desmarais, as executors and trustees, determine how to vote the shares of PCC directly or indirectly held by the Trust.  Exhibit A hereto identifies persons through whom the Trust may be deemed to control PCC and, in turn, Sagard.  PCC, a corporation organized under the laws of Canada, is a diversified management and holding company with its principal place of business at 751 Victoria Square, Montreal (Québec), Canada H2Y 2J3.  The Trust was formed under the laws of Québec and has its address at 759 Square Victoria, Montreal (Québec), Canada H2Y 2J7.  The filing of this Statement, including the exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

The name, citizenship, occupation and principal business address of each of the directors and executive officers of GP and Manager are listed in Exhibit B and the name, citizenship, occupation and principal business address of each of the directors and executive officers of PCC and the trustees of the Trust are listed in Exhibit C hereto.

(d) – (e).

During the last five years, none of the Reporting Persons, nor any of their respective directors or executive officers, nor any of the persons listed on Exhibit A, Exhibit B or Exhibit C, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Shares reported herein as beneficially owned by the Reporting Persons is $33,721,709.27, with purchases in Canadian dollars being converted to U.S. dollars.  All Shares held by Sagard were acquired with Sagard’s working capital in open market purchases, unless and except as otherwise noted, as set forth in Item 5(c), which is incorporated by reference herein.

Item 4.

Purpose of Transaction.

The Reporting Persons acquired the Shares beneficially owned by them for the purpose of acquiring a significant equity position in the Issuer.

The Reporting Persons may acquire additional Shares or other securities of the Issuer or may dispose of any or all of their Shares or other securities of the Issuer from time to time through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable depending upon an ongoing evaluation of the Shares, the Issuer, prevailing market conditions, the availability of Shares at prices that would make the purchase or sale of Shares desirable, other investment opportunities, liquidity requirements of the Reporting Persons, the Issuer’s reactions to the discussions below and/or other considerations.

Consistent with the Reporting Persons’ investment strategy and investment process, the Reporting Persons conduct detailed analysis over a prolonged time on each company in which they consider investing, including, without limitation, its competitive position, business prospects, and opportunities for long term value creation.  In cases where the Reporting Persons have conducted detailed diligence and as a result have a highly developed point of view on the opportunities and a long term view on the business, and where the Reporting Persons have built a significant ownership stake, the Reporting Persons will seek board representation for one or more of the members of the firm and/or recommend other board members from the Reporting Persons’ network of experienced executives.  In light of the foregoing, the Reporting Persons presently expect to engage in communications with one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer (and/or committees thereof), one or more representatives of the Issuer, and/or one or more shareholders of the Issuer, to suggest that the Issuer nominate or elect one or more representatives of the Reporting Persons to the board of directors of the Issuer.

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may also in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intentions with respect to any and all matters referred to in Item 4.

In addition to any actions related to the above, the Reporting Persons may engage in communications with management of the Issuer, one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer (and/or committees thereof) and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, strategy, existing and new markets and customers, budgets, prospects, ownership structure, management team composition, and other ideas regarding board composition (in addition to any and/or all other matters referred to in Item 4), management, and the Reporting Persons’ investment in the Issuer.  The Reporting Persons may discuss ideas that are consistent with, that are inconsistent with, that complement, or that diverge from, the Issuer’s current and future strategy and initiatives, and any and/or all other matters referred to in Item 4.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, reconsider their position, and they intend to review their investment in the Issuer on a continuing basis, which could result in the Reporting Persons changing their purpose and/or formulating plans or proposals with respect thereto.

Item 5.

Interest in Securities of the Issuer.

(a)

The Shares reported herein are held directly by Sagard.  As of February 1, 2016, each Reporting Person beneficially owned 4,207,073 Shares, which represented 9.2% of the outstanding Shares, based upon 45,566,680 Common Shares issued and outstanding as of January 12, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended November 30, 2015, filed with the Securities and Exchange Commission on January 14, 2016.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of February 1, 2016.

(b)

Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote:  4,207,073

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  4,207,073

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)

The following transactions have been effected by Sagard over the last 60 days:

Date	Price	Quantity
12/9/2015	$10.71	40,000
12/10/2015	$10.90	2,600
12/17/2015	$10.00	50,000
1/5/2016	$9.52	50,000
1/6/2016	$9.27	50,000
1/7/2016	$8.73	50,000
1/8/2016	$8.25	15,000
1/14/2016	$6.96	500,000
1/14/2016	$6.97	253,900
1/15/2016	$6.64	50,000
1/15/2016	$6.66	260,000
1/20/2016	$5.72	73,117
1/21/2016	$6.55	96,100
1/22/2016	$6.97	68,518
1/22/2016	$6.97	11,300
1/25/2016	$6.88	80,832
1/25/2016	$6.93	150,000
1/26/2016	$6.93	35,000
1/26/2016	$6.94	113,200
1/27/2016	$7.00	117,151
1/27/2016	$7.05	112,366
1/28/2016	$7.24	28,600
1/28/2016	$7.22	100,000
1/28/2016	$7.25	750,000
1/29/2016	$7.12	290,700

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Not Applicable

Item 7.

Material to Be Filed as Exhibits.

Exhibit A

Persons Who may be Deemed to Control the Reporting Persons

Exhibit B

Executive Officers and Directors of Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corp.

Exhibit C

Executive Officers and Directors of Power Corporation of Canada and the Trustees of the Trust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2016	SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner By: /s/Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS GP, INC. By: /s/Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP. By: /s/Dan Friedberg Name: Dan Friedberg Title: President

EXHIBIT A

Persons who may be Deemed to Control the Reporting Persons

Set forth below is the (i) name, (ii) principal business address and (iii) place of organization of each person who may be deemed, for purposes of this Statement, to control the Reporting Persons.

(i)	4190297 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	3249531 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Power Corporation of Canada
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Pansolo Holding Inc.
(ii)	961 Churchill Avenue, Sudbury, Ontario, Canada P3A 4A3
(iii)	Canada

EXHIBIT B

Executive Officers and Directors of Sagard Capital Partners GP, Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Dan Friedberg
(ii)	Director and Executive Officer (President and Chief Executive Officer)
(iii)	United States
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director and Executive Officer (Treasurer)
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Senior Legal Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gregory Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Capital Partners Management Corp.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners Management Corp.

(i)	Dan Friedberg
(ii)	Director and Executive Officer (President and Chief Executive Officer)
(iii)	United States
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Senior Legal Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michael Braner
(ii)	Executive Officer (Vice-President and Treasurer)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Adam Weiss
(ii)	Executive Officer (Vice-President and Secretary)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Anil Shrivastava
(ii)	Executive Officer (Vice-President and Assistant Secretary)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

EXHIBIT C

Executive Officers and Directors of Power Corporation of Canada

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Power Corporation of Canada.

(i)	Pierre Beaudoin
(ii)	Director
(iii)	Canada
(iv)	Executive Chairman of the Board, Bombardier Inc.
(v)	800 René-Lévesque Blvd. West, 29th Floor, Montréal (Québec), Canada H3B 1Y8
(vi)	None
(vii)	None

(i)	Marcel Coutu
(ii)	Director
(iii)	Canada
(iv)	Director, Brookfield Asset Management, Inc.
(v)	335 8th Avenue S.W., Calgary (Alberta), Canada T2P 1C9
(vi)	None
(vii)	None

(i)	Laurent Dassault
(ii)	Director
(iii)	France
(iv)	Vice-Chairman and Chief Executive Officer, Groupe Industriel Marcel Dassault SA
(v)	9, Rond-Point des Champs Elysées, 75008 Paris, France
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anthony R. Graham
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Wittington Investments, Limited
(v)	22 St. Clair Avenue East, Suite 2001, Toronto (Ontario), Canada M4T 2S7
(vi)	None
(vii)	None

(i)	Robert Gratton
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Honorary Deputy Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Isabelle Marcoux
(ii)	Director
(iii)	Canada
(iv)	Chair of the Board, Transcontinental Inc.
(v)	1 Place Ville-Marie, Suite 3315, Montréal (Québec), Canada H3B 3N2
(vi)	None
(vii)	None

(i)	R. Jeffrey Orr
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	John A. Rae
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	J. David A. Jackson
(ii)	Director
(iii)	Canada
(iv)	Lawyer, Partner Emeritus and Senior Counsel, Blake, Cassels & Graydon LLP
(v)	199 Bay Street, Suite 4000, Commerce Court W., Toronto, ON M5L 1A9
(vi)	None
(vii)	None

(i)	T. Timothy Ryan, Jr.
(ii)	Director
(iii)	United States of America
(iv)	Company Director
(v)	120 East 79th Street, New York, NY, USA 10075
(vi)	None
(vii)	None

(i)	Emőke J.E. Szathmáry
(ii)	Director
(iii)	Canada
(iv)	President Emeritus, University of Manitoba
(v)	70 Dysart Road, Room 112, Winnipeg (Manitoba), Canada R3T 2M6
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Claude Genéréux
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Stéphane Lemay
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Peter Kruyt
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

Trustees of The Desmarais Family Residuary Trust

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the trustees of The Desmarais Family Residuary Trust.

(i)	Jacqueline Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Philanthropist
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Trustee
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Trustee
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Guy Fortin
(ii)	Trustee
(iii)	Canada
(iv)	Attorney
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None